SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                        MOUNTAINS WEST EXPLORATION, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


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                                 (CUSIP Number)

                                   Denis Iler
                         2000 Wadsworth Blvd., PMB 179
                        Lakewood, CO 80214, (303)232-1926
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 3, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Skye Blue Ventures, LLC - 20-01884901
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*


Investors and Principals in Reporting Entity
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA - Colorado Limited Liability Corporation
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    21,989,061
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    21,989,061
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   21,989,061
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
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ITEM 1. SECURITY AND ISSUER

Common Stock, $.001 par value per share of Mountains West Exploration, Inc., 7609 Ralston Road, Arvada, Colorado 80002, a New Mexico Corporation.

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ITEM 2. IDENTITY AND BACKGROUND

     (a) Denis Iler, Manager and primary beneficial owner of Skye Blue Ventures, LLC

     (b)  2000 Wadsworth Blvd., PMB 179, Lakewood, CO 80214, (303)232-1926

     (c) Denis R. Iler, age 65, President and Director, received a BA in Math from San Jose State University in California, and an MBA from Regis University in 1982. He was a comptroller with Berge Exploration from 1978 to 1984. Since 1984, he has been President and principal accountant for Business Financial
Systems, Inc., an independent accounting firm, providing tax and accounting services for the small business community, including oil and gas, construction, and real estate brokerage accounting. He was a director of NELX, Inc. from 1999-2001. He was elected Director and appointed President of Jagged Edge Mountain Gear, Inc. in 2004.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America.
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Total funds for share purchase were $125,000. The funds were from personal funds of principals and investors in Skye Blue Ventures, LLC. 9,008,332 shares were sold for $100,000 in conjunction with a Share Purchase Agreement by and between Robert A. Doak, Jr. and Skye Blue Ventures, LLC, a Colorado Limited Liability Corporation, dated November 3, 2004. 12,980,729 shares were issued from Mountains West Exploration, Inc., a New Mexico corporation for $25,000.
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ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities in order to invest in the Company. There are no plans or proposals known to the Reporting Person, as of date hereof, other than as contained in the Share Purchase Agreement, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the acquisition of control by Skye Blue Ventures, LLC, a Colorado Limited Liability Corporation pursuant to the Share Purchase Agreement and Subscription Agreement;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; except that the reporting person intends to have the company sell the production assets in bulk;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; except that Robert A. Doak, Jr. resigned as Director and President effective immediately and David G. Shier has tendered his resignation as Director effective upon compliance with
Section 14f of the Securities Exchange Act of 1934. Denis Iler has been appointed President and a Director as of November 3, 2004, and Redgie Green has been appointed Director effective 10 days after mailing of Notice pursuant to
Section 14f of the Securities Exchange Act of 1934;

     (e) Any material change in the present capitalization or dividend policy of the Issuer; except that Reporting Person intends to cause the implementation of a reverse split of the issued and outstanding common stock;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; except that a name change, reverse split and restatement of Articles is contemplated;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  21,989,061
         Percent of outstanding shares owned:               44%

         Aggregate number of options owned:                 0
         Percent of outstanding options owned:              0%

     (b) Sole Power of voting for Reporting Person:         21,989,061

     (c) Transactions in securities in the past
         60 days for Reporting Person:                      None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     Share Purchase Agreement by and between Robert A. Doak, Jr. and Skye Blue Ventures, LLC, a Colorado Limited Liability Corporation, dated November 3, 2004. whereby reporting person purchased 9,008,332 shares of Mountains West Exploration, Inc. from Robert A. Doak, Jr.

     Subscription Agreement with Mountains West Exploration, Inc. dated November 3, 2004 whereby reporting person purchased 12,980,729 shares of Mountains West Exploration, Inc. from the Company.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 10.1 -  Share Purchase Agreement
Exhibit 10.2 -  Subscription Agreement
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        November 10, 2004
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                                                         (Date)

                                        Skye Blue Ventures, LLC
                                        by:/s/Denis Iler
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                                                       (Signature)


                                        Denis Iler, Manager
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                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).